Exhibit 99.1

BRF - BRASIL FOODS S.A.

(current corporate denomination of Perdigão S.A.)

A Publicly Traded Company

CNPJ n° 01.838.723/0001-27

CADE AUTHORIZES BRASIL FOODS AND SADIA TO COORDINATE THEIR NEGOTIATION AND ACQUISITION OF RAW MATERIALS

BRF - BRASIL FOODS S.A., (the “Company”) (current corporate denomination of Perdigão S.A.) announces that CADE, Brazil’s anti-trust authority, today — Wednesday January 20 2009 — authorized BRF Brasil Foods and Sadia to coordinate certain of their activities.  Starting today, the two companies may jointly negotiate and acquire raw materials and services (such as grains, packaging material and in natura beef), although not purchases of poultry or hogs.

The request to make flexible some of the restrictions in the Agreement to Maintain the Reversibility of the Operation (APRO) was submitted by BRF Brasil Foods and Sadia towards the end of last year, with the aim of optimizing the purchases of raw materials by both companies in the domestic market.

Pending CADE’s final decision regarding the merger, Brasil Foods and Sadia are obliged to maintain their brand names and their administrative and commercial structures separate, as well as their respective IT systems and accounting books.

On the other hand, the companies are allowed to jointly undertake: the acquisition of in natura beef, the sale of in natura meat products in general, in Brazil and abroad, and the negotiation and acquisition of raw materials and services.

São Paulo, January 20, 2010

Leopoldo Viriato Saboya

Chief Financial and Investor Relations Officer

BRF - Brasil Foods S.A